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                                                                 Exhibit (a)(17)

         ENGLISH SUMMARY OF MEXICAN OFFER MATERIAL (FOLLETO INFORMATIVO)

      The contents of the Mexican Offer material, or Folleto Informativo, are substantially identical in all material respects to those of the U.S. Offer to Purchase.

      The Mexican Offer is governed by the rules and regulations of the Comision Nacional Bancaria y de Valores of Mexico, or the CNBV. The Mexican Offer is open to all holders of Shares and CPOs, including U.S. holders. The purchase price for the Shares and CPOs tendered in the Mexican Offer will be paid, at the election of the tendering holder, in Mexican pesos or in U.S. dollars equivalent to the Mexican pesos price based on the exchange rate calculated using the average of the exchange rates reported on each of the five executive business days ending two U.S. business days prior to the expiration of the U.S. Offer by Reuters and Bloomberg on their FXBENCH page as the New York closing rate for the exchange of Mexican pesos and U.S. dollars. However, individuals tendering in the Mexican offer will be entitled to elect to receive the purchase price in U.S. dollars only if they have an account outside Mexico into which they can receive payment in U.S. dollars and the information regarding such account has been provided to Acciones y Valores de Mexico, S.A. de C.V., or Accival, the Mexican Receiving Agent.

      The procedures for tendering in the Mexican Offer are described in Annex II to the U.S. Offer to Purchase.